UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
			      WASHINGTON, D.C. 20549

				SCHEDULE 13G/A
		Under the Securities Exchange Act of 1934
			       (Amendment No. 1)

		INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
	     TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
		            PURSUANT TO RULE 13d-2(b)



                                   ENEL S.p.A.
		-------------------------------------------------------
                                (Name of Issuer)


                   Ordinary Shares, nominal value (euro) 1.00 Per Share
		-------------------------------------------------------
                           (Title of Class of Securities)


                                    29265W108
		-------------------------------------------------------
                                 (CUSIP Number)


                                  December 31, 2004
		-------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

	Check the appropriate box to designate the rule pursuant to which this
	Schedule is filed:

                  |_| Rule 13d-1(b)
                  |X| Rule 13d-1(c)
                  |_| Rule 13d-1(d)



CUSIP No. 29265W108

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1.   	 NAME OF REPORTING PERSON:
	 Cassa Depositi e Prestiti societa' per azioni (1)
       	 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |_|
                                                                     (b)   |_|
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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION: The Republic of Italy

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                           5.   SOLE VOTING POWER
                                627,528,282 - 10.28% (2)
       NUMBER OF
         SHARES            6.   SHARED VOTING POWER
      BENEFICIALLY              0
       OWNED BY
          EACH             7.   SOLE DISPOSITIVE POWER
       REPORTING                627,528,282 - 10.28% (2)
        PERSON
         WITH              8.   SHARED DISPOSITIVE POWER
                                0

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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         627,528,282 (2)

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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES|_|


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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         10.28% (2)

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12.      TYPE OF REPORTING PERSON
         CO

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(1)Cassa Depositi e Prestiti is a state-controlled company, with the
Republic of Italy (acting through the Ministry of Economy and Finance) owning 70% of the outstanding share capital. The residual 30% is owned by 65 Italian Banking Foundations. In comparison with schedule 13G filed on December 22, 2003 (from which it turned out that the company was wholly owned by the Republic of Italy), Cassa Depositi e prestiti ownership breakdown has changed, having the Ministry of Economy and Finance sold the 30% of the share capital to the banking foundations.

(2)Pursuant to the provisions set forth in art. 9 of the Decree issued on December 5, 2003 by the Italian Ministry of Economy and Finance, effective on December 12, 2003, the Republic of Italy transferred to Cassa depositi e prestiti n. 627,528,282 ENEL ordinary shares.
In comparison with last year, the percentage of ownership has slightly decreased (passing from 10.35% to 10.28%), as a consequence of the increase of ENEL number of shares, due to the exercise of stock options.




Item 1(a).	Name of Issuer:

		ENEL S.p.A. ("ENEL")

Item 1(b).	Address of Issuer's Principal Executive Offices:

         	Viale Regina Margherita, 137
         	00198 Rome, Italy

Item 2(a).	Name of Person Filing:

         	Cassa Depositi e Prestiti societa' per azioni

Item 2(b).	Address of Principal Business Office, or if None, Residence:

         	Via Goito, 4
         	00185 Rome, Italy

Item 2(c).	Citizenship:

         	The Republic of Italy

Item 2(d).	Title of Class of Securities:

		Ordinary Shares, nominal value(euro)1.00 per share
		(the "Ordinary Shares")

Item 2(e).	CUSIP Number:

         	29265W108

Item 3.		If this Statement is Filed Pursuant to Rule 13d-1(b), or
                13d-2(b) or (c), Check Whether the Person Filing is a:

         	Not applicable.

Item 4.		Ownership

     		(a) Amount beneficially owned:

		    627,528,282 Ordinary Shares.

     		(b) Percent of class:

         	    10.28%

		(c) Number of shares as to which such person has:

		(i) Sole power to vote or to direct the vote: 627,528,282
	       (ii) Shared power to vote or to direct the vote: 0
	      (iii) Sole power to dispose or to direct the disposition of:
		    627,528,282
               (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.		Ownership of Five Percent or Less of a Class

                Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person

         	Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         	Not applicable.

Item 8.         Identification and Classification of Members of the Group

         	Not applicable.

Item 9.         Notice of Dissolution of Group

         	Not applicable.

Item 10.        Certification

         	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                CASSA DEPOSITI E PRESTITI SOCIETA' PER AZIONI

January 24, 2005
                                /s/ Salvatore Rebecchini
                                -----------------------------
                                Name: Salvatore Rebecchini
				Title: Chairman